Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change April 25, 2008
Item 3	News Release The news release dated April 25, 2008 was disseminated through Marketwire’s Canadian and US Timely Disclosure network.
Item 4	Summary of Material Change Canplats Resources Corporation announced the the appointment of David Watkins to its Board of Directors.
Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated April 25, 2008. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 25th day of April, 2008.

April 25, 2008	TSX Venture Symbol: CPQ

CANPLATS APPOINTS NEW DIRECTOR

Vancouver, BC – Canplats Resources Corporation (CPQ: TSX Venture) is pleased to announce the appointment of David Watkins to its Board of Directors.

Mr. Watkins is an international mining executive with over 40 years experience in exploration and development, acquisitions and mergers, and mining operations.  He graduated with a M.Sc. degree in Geology from Carleton University in 1970 and a B.A. in Geology from Queen's University in 1967.

Over his extensive career, Mr. Watkins has worked with Newmont Mining Corporation, Noranda Inc., Falconbridge Copper Ltd. and was the President of Minnova Inc.  Most recently, Mr. Watkins was the President of Cyprus Exploration and Development Corporation and Senior Vice President, Exploration for Cyprus Amax Minerals and he is currently the Chairman and CEO of Atna Resources Ltd.

In addition, Mr. Watkins will receive incentive stock options to purchase 200,000 common shares of the Company for a period of five years at a price of $2.64 per share.

For further information, contact:

Corporate Information
Canplats Resources Corporation
R.E. Gordon Davis
Chairman and C.E.O.
Direct: (604) 484-8220

Blaine Monaghan
Director, Investor Relations
Direct: (604) 484-2194
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

Investor Inquiries G2 Consultants Corporation NA Toll-Free: (866) 742-9990 Tel: (604) 742-9990 Fax: (604) 742-9991 canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.